Exhibit 17.1

Thomas F. O’Neill

April 30, 2024

Dear NYIAX Board Members

I am writing today to formally resign from my position as Chairman of the Board of NYIAX effective April 30, 2024. Despite my dedication and numerous efforts to provide guidance and support, I have reached the difficult decision to step down due to unresolved concerns and differences of opinion regarding the company’s management decisions and operational strategies.

Throughout my tenure, I have tirelessly advocated for the best interest of NYIAX. However, despite my efforts, there remain fundamental issues that have not been adequately addressed. My concerns primarily resolve around the lack of effective communication at the board level, as well as discrepancies in operational and capital raising strategies.

While it is with a heavy heart that I resign, I firmly believe it is in the best interest of the company for me to step aside at this time. I trust that the board and management will take the necessary steps to address the challenges that lie ahead and steer the company toward continued success.

I am grateful for the opportunity to have served as Chairman of the Board at Nyiax and sincerely appreciate the support and collaboration of my fellow board members and colleagues throughout my tenure. I wish the company every success in its future endeavors.

Please consider this letter as my formal notice of resignation, and I am willing to assist with the transition process in any way possible.

Sincerely,

Thomas F. O’Neill